SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras declares commerciality of the Santos Basin pre-salt areas of

Iara and Entorno de Iara

Rio de Janeiro, December 29, 2014 – Petróleo Brasileiro S.A. - Petrobras announces that today it submitted the declarations of commerciality to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) regarding the oil and gas accumulations located in the Santos Basin pre-salt areas of Iara (Discovery Evaluation Plan – DEP – of well 1-BRSA-618-RJS – Consortium BM-S-11), and Entorno de Iara (Block 4, of the Transfer of Rights Agreement).

In the Iara Evaluation Plan area, under the concession system, the work conducted by Consortium BM-S-11 began in September 2008 and consisted of 3D seismic data acquisition, drilling and assessing seven wells and executing an Extended Well Test (EWT). As a result, two deposits were identified by drilling wells 1-BRSA-618 RJS and 3-BRSA-1032 RJS, the limits of which extend into the Entorno de Iara block (Transfer of Rights).

In the Entorno de Iara block (Transfer of Rights), while conducting the Mandatory Exploration Program (MEP), Petrobras acquired 3D seismic data and drilled three wells aimed at discovering, delimiting and characterizing the reservoirs. In addition, three formation tests and an EWT were performed in order to assess the productivity of the reservoirs. A deposit was identified by drilling well 1-BRSA-1146 RJS, the limits of which extend into Concession area BM-S-11.

Therefore, the exploratory activity conducted during the DEP and on block 4 of the Transfer of Rights led to the delimitation of three accumulations. Due to current regulations and since it involves different agreements (Concession and Transfer of Rights) eight fields were declared commercial, which will be the object of the Production Individualization Agreements (PIA).

Given the extent of the deposits between Concession BM-S-11 and the Entorno de Iara area, the ANP was formally notified in accordance with current regulations.

The total estimated recoverable volumes of these fields exceed 5 billion barrels of oil equivalent (boe), confirming the high potential of the accumulations.

The following names were suggested to the ANP:

•        Accumulation of well 3-BRSA-1032-RJS:

Name of field
Berbigão (Concession BM-S-11)
Norte de Berbigão (Transfer of Rights)
Sul de Berbigão (Transfer of Rights)

•        Accumulation of well 1-BRSA-618-RJS:

Name of field
Sururu (Concession BM-S-11)
Norte de Sururu (Transfer of Rights)
Sul de Sururu (Transfer of Rights)

•        Accumulation of well 1-BRSA-1146-RJS:

Name of field
Atapu (Transfer of Rights)
Oeste de Atapu (Concession BM-S-11)

Production Development

The fields are located some 230 km off the Rio de Janeiro coast, at water depths ranging from 2,000 to 2,300 meters. All fields contain good quality oil (24° to 30° API).

For these fields, Petrobras and its partners plan initial production development by using three FPSOs.

Engineering projects aimed at draining the fields will be detailed when the respective Development Plans are submitted to the ANP.

The development of the production of the fields discovered in the Iara area augments the development of the production of Lula field (Tupi and Iracema areas), also in BM-S-11, where 10 FPSOs will be set up.

Consortium BM-S-11 is operated by Petrobras (65%), in partnership with BG E&P Brasil (25%) and Petrogal Brasil (10%).

Review of Transfer of Rights Agreement

With the declaration of commerciality of Entorno de Iara, the exploratory phase of the Transfer of Rights Agreement has ended and the formal review process of the contract to be conducted on a block per block basis resumes, taking into account the technical and economic conditions of each area. The review of the Transfer of Rights Agreement is expected to be completed in 2015.

The Entorno de Iara block is operated by Petrobras (100%), as an assignee to the Transfer of Rights Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.